VIA EDGAR

April 29, 2014

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Morgan Stanley Global Long/Short Fund A (“GLS A”)

File Numbers 811-22094 & 333-144612

Morgan Stanley Global Long/Short Fund P (“GLS P”)

File Numbers 811-22095 & 333-144614

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Parachkevov:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on February 28, 2014 (in each case, such Fund’s “February PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Funds’ subsequent post-effective amendments to their respective registration statements (each an “Amendment”), each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

GENERAL

1. Comment:	Please provide the auditor’s consent, fee table, and financial highlights for each Fund in another amendment to each Fund’s registration statement before the registration statements are declared effective.

Response:         We have so provided.

PROSPECTUS COMMENTS

2. Comment:	The cover page of each Fund’s prospectus notes that the Statement of Additional Information is available without charge by writing to the Fund. Please also note that the Fund’s shareholder reports are available without charge by calling the number identified.

Response:         We have incorporated your comment.

3. Comment:	We note that the section of each Fund’s prospectus entitled “SUMMARY OF TERMS” – “INVESTMENT PROGRAM” states that each Fund invests “substantially all” of its assets in Investment Funds. Please give examples of the Funds’ direct investments, as disclosed in “TYPES OF INVESTMENTS AND RELATED RISKS.”

Response:         The applicable disclosure in “Types of Investments and Related Risks” – “General” regarding each Fund’s potential direct investments has also been inserted into “Summary of Terms” – “Investment Program.”

4. Comment:	In the section of each Fund’s prospectus entitled “SUMMARY OF TERMS” – “INVESTMENT PROGRAM,” please add disclosure at the end of the first paragraph that the protections under the Investment Company Act of 1940, as amended (the “1940 Act”), including the limits on leverage, are not applicable to the Investment Funds.

Response:         We have incorporated your comment.

5. Comment:	In the section of each Fund’s prospectus entitled “TYPES OF INVESTMENT RELATED RISKS” – “Special Investment Instruments and Techniques” – “Derivatives,” the disclosure indicates that the Fund may engage in transactions involving total return swaps. When a Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or the Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the Fund.

Response:         We acknowledge your comment.

6. Comment:

In the section of each Fund’s prospectus entitled “SUMMARY OF TERMS” – “INVESTMENT PROGRAM,” please add disclosure in the seventh paragraph to clarify whether the reference to the Fund investing 40% of its assets in foreign countries means that 40% of the Investment Funds will be foreign hedge funds or that 40% of the hedge funds’ portfolio securities will be securities of issuers from foreign countries. Please also explain supplementally how the Fund determines that an issuer is from a foreign country.

Response:         The disclosure has been revised to clarify that the reference to the Fund investing at least 40% of its assets in foreign countries refers to Investment Funds’ portfolio securities. As a general matter, the Fund obtains and reviews the periodic reports from each Investment Fund which include information about such Investment Fund’s portfolio securities, including its Investment Manager’s geographical classification of the securities of issuers held by the Investment Fund, with an issuer considered to be from a foreign country if it is domiciled in a foreign country and, therefore, classified by such Investment Manager as being a security of a foreign issuer.

7. Comment:	In the section of each Fund’s prospectus entitled “SUMMARY OF TERMS” – “ADVISER PAYMENTS,” please confirm that the Adviser (and not the Fund) pays distribution costs and that each Fund’s board of trustees has reviewed and approved the distribution arrangement.

Response:         We confirm that the Adviser (and not the Fund) pays any expenses related to distribution and that each Fund’s board of trustees has reviewed and approved each Fund’s distribution agreement.

8. Comment:	The section of each Fund’s prospectus entitled “SUMMARY OF TERMS” – “PURCHASE OF SHARES” states, “The Fund also has the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund.” Please explain whether the Fund has the right to repurchase a Shareholder’s Shares if the value of such Shares dropped below the minimum initial investment for a reason other than Shareholder repurchases.

Response:         The disclosure has been revised to clarify that the Fund has the right to repurchase a Shareholder’s Shares if the value of such Shares dropped below the minimum initial investment for any reason.

9. Comment:	Please explain what “side pockets” are at the first use of the term in the prospectus. If the Master Fund’s use of side pockets is material to its investment strategy, please explain the use of side pockets in the “SUMMARY OF TERMS” section of the prospectus. Please also supplementally provide the number of Investment Funds that use side pockets.

Response:         We have relocated the definition of the term “side pocket” to the first use of the term. Currently, none of the Investment Funds in which GLS A has invested has established a side pocket. While one or more Investment Funds may have the ability under its organizational documents to establish a side pocket, the Adviser exercises its right, whenever possible under such organizational documents, to elect not to participate in any such side pockets. Because of this policy and the Master Fund’s resultant non-use or limited use of side pockets at any given time, we decline to add disclosure regarding side pockets in the SUMMARY OF TERMS section because the use of side pockets is not material.

10. Comment:	In the section of each Fund’s prospectus entitled “SUMMARY OF TERMS”–“RISK FACTORS,” please disclose that there is no limitation on the Investment Funds’ use of leverage.

Response:         We have incorporated your comment.

11. Comment:	In each Fund’s “SUMMARY OF FEES AND EXPENSES” table, please confirm supplementally that “Acquired Fund Fees and Expenses” include redemption fees imposed by Investment Funds and paid by GLS A (e.g., “soft lock” arrangements).

Response:         While the Adviser generally seeks to avoid causing GLS A to incur redemption fees assessed by Investment Funds, including any redemption fees due to “soft lock” arrangements, any such redemptions fees, if incurred, would be included in GLS A’s calculation of “Acquired Fund Fees and Expenses.”

12. Comment:	The section of each Fund’s prospectus entitled “USE OF PROCEEDS” states that GLS A “will invest such proceeds as soon as practicable (but not in excess of six months) after each subscription date.” Please disclose why the investment of the proceeds of an offering would be delayed more than three months and consequences of the delay. See Item 7.2 of Form N-2. If the investment process is delayed more than six months will the Fund obtain shareholder consent to exceed the six months requirement as required by Staff policy set forth in Guide 1 to Form N-2?

Response:         We respectfully acknowledge your comment; however, we believe the current disclosure complies with Item 7.2 of Form N-2. The current disclosure states that the proceeds will be invested “consistent with market conditions and the availability of suitable investments” and refers to risk disclosures regarding the potential of suitable investments not being available immediately. Moreover, the current disclosure states that offering proceeds will be invested within six months, so we do not believe the Staff policy set forth in Guide 1 to Form N-2 is applicable.

13. Comment:	With respect to the section of each Fund’s prospectus entitled “Investment Strategies,” please confirm that all of the Fund’s Investment Managers, even those not registered with the Commission as investment advisers, are in compliance with Rule 206(4)-2 (the custody rule) under the Investment Advisers Act of 1940 (the “Advisers Act”) and that there is a Fund policy to that effect. If there is no policy, the Staff will have additional comments to revise this disclosure accordingly.

Response:         The Adviser conducts extensive due diligence on Investment Managers both before and after investing in their Investment Funds. Investment Managers may or may not be registered with the Commission. (Typically, those not so registered are unregistered either because their assets under management are below the necessary threshold for registering with the Commission or because they are non-U.S. managers regulated by the applicable non-U.S. jurisdiction.)

The Adviser’s due diligence includes a robust operational due diligence (“ODD”) component, which includes on-site visits with the Investment Managers. Among other things, ODD determines that each Investment Fund has engaged a custodian independent of its Investment Manager (which custodian may sometimes also be such Investment Fund’s prime broker) and that the Investment Fund has been and is currently providing annual audited financial statements to its investors on a timely basis. The purpose of such ODD is to gain reasonable assurance that the assets invested in an Investment Fund are properly protected and safeguarded. The personnel who conduct such ODD, however, do not seek to reach a determination as to the Investment Manager’s technical compliance with every aspect of Rule 206(4)-2 under the Advisers Act as a matter of law.

14. Comment:	Please review and, as necessary, tailor the disclosure in each Fund’s registration statement relating to the use of derivatives in response to the letter from Mr. Barry D. Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute (dated July 30, 2010) (“Barry Miller Letter”), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response:         With respect to each Fund’s use of derivatives in light of the Barry Miller Letter, each Fund has solicited input from relevant personnel connected with the management of such Fund’s portfolio. Each Fund has reviewed the disclosures in its registration statement with such personnel and hereby confirms that the disclosures fully reflect both the types of derivatives expected to be used by each Fund and the purposes for which these instruments may be used. As a result, the Funds believe that the derivatives disclosure is appropriate in light of the Barry Miller Letter.

15. Comment:	Please add disclosure to the “INVESTMENT PROGRAM” section regarding the Funds’ use of derivatives. For example, the section of each Fund’s prospectus entitled “TYPES OF INVESTMENTS AND RELATED RISKS” – “Special Investment Instruments and Techniques” – “Derivatives” states that each Fund does not expect to gain more than 25% of its total market exposure via derivatives. Please add similar disclosure in earlier in the prospectus.

Response:         We believe that the “INVESTMENT PROGRAM” section adequately discloses the Funds’ use of derivatives. Specifically, the referenced sentence regarding the Funds’ exposure to derivatives is repeated in the “SUMMARY OF TERMS” and “INVESTMENT PROGRAM” sections of the prospectus.

16. Comment:	In the section of each Fund’s prospectus entitled “TYPES OF INVESTMENTS AND RELATED RISKS” – “Special Investment Instruments and Techniques,” please clarify whether it is the Fund or the Investment Funds that trade in commodity futures and warrants and rights.

Response:         We have revised the disclosure to clarify that it is the Investment Funds that trade in such instruments.

17. Comment:	The section of each Fund’s prospectus entitled “TYPES OF INVESTMENTS AND RELATED RISKS” – “Special Investment Instruments and Techniques” – “Swap Agreements” states that the Adviser believes that derivatives used for hedging purposes do not constitute “senior securities” under the 1940 Act. Please provide the legal justification for this statement.

Response:         The disclosure has been revised to clarify that the Fund will not treat such derivatives as senior securities to the extent the Fund segregates liquid assets to cover the Fund’s obligations (which are marked to market on a daily basis) under such derivatives or holds an offsetting position as contemplated in Release No. 10666 (pub. avail. Apr. 18, 1979).

18. Comment:	Please state when Eric Stampfel became a portfolio manager for the Funds.

Response:         The disclosure has been revised to clarify that Mr. Stampfel became a portfolio manager of the Funds in 2011.

19. Comment:	Please note where each Fund’s prospectus addresses the requirements of Items 9.1(d) and 9.1(e) of Form N-2.

Response:         The applicable information pursuant to Items 9.1(d) and 9.1(e) included in the sections captioned “ADMINISTRATOR” and “CUSTODIAN AND TRANSFER AGENT” in each Fund’s Statement of Additional Information has also been inserted in the prospectus.

20. Comment:	In the section of each Fund’s prospectus entitled “MANAGEMENT FEE,” please state the management fee rate.

Response:         The management fee rate is disclosed in the first sentence of the referenced section.

21. Comment:	Please confirm supplementally that all payments to affiliated broker-dealers by the Adviser will comply with Rule 17e-1 under the 1940 Act.

Response:         We do so confirm, although we note that we do not expect the Adviser to pay any brokerage fees due to the nature of the Funds’ program as a fund of funds.

Statement of Additional Information (“SAI”) Comments

22. Comment:	Please add a “Subject to Completion” legend on the outside front cover page of each Fund’s SAI in compliance with Rule 481(b)(2) under the Securities Act of 1933.

Response:         Each Fund currently offers its Shares in accordance with an effective registration statement and does not intend to use a prospectus or Statement of Additional Information before it becomes effective. Accordingly, no “Subject to Completion” legend is necessary on cover page of the Statement of Additional Information, and we respectfully decline to accept this comment.

23. Comment:	The section of each Fund’s SAI entitled “Fundamental Policies” states, “With respect to these investment restrictions and other policies described in this SAI or the prospectus (except the Fund’s policy on borrowings set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.” Please disclose that a Fund will be required to remedy a breach of its policy on borrowings resulting from a change in the values of investments or the value of the Fund’s total assets within three days.

Response:         We have incorporated your comment.

24. Comment:	In the section of each Fund’s SAI entitled “MANAGEMENT OF THE FUND” – “Trustees and Officers,” please revise the disclosure to include information regarding the occupations and other directorships held by the Trustees and Officers, as applicable, during the past five years.

Response:         We have incorporated your comment.

25. Comment:	In the section of each SAI entitled “CONFLICTS OF INTEREST” – “The Adviser and the Investment Managers,” please change “may follow” to “will follow” in the first sentence of the last paragraph.

Response:         We have incorporated your comment.

26. Comment:	Please confirm that each Investment Manager effects brokerage transactions in compliance with Section 28(e) of the Securities Exchange Act of 1934 (the “1934 Act”).

Response:         We confirm that the Adviser examines an Investment Manager’s brokerage practices in conducting ODD on such Investment Manager, including whether such Investment Manager effects brokerage transactions in compliance with Section 28(e) of the 1934 Act. We note that Section 28(e) is a safe harbor and, as such, does not provide the only proper method for Investment Managers to structure soft-dollar arrangements. While the most frequently encountered scenario is that an Investment Manager discloses that it complies with Section 28(e), other scenarios may be observed, often, though not exclusively, in respect of non-U.S. Investment Managers subject to comparable, but not identical, local regulation or exemptions regarding the use of soft dollars. The personnel conducting ODD on Investment Managers ensure, however, that, if an Investment Manager does not rely on Section 28(e), it explicitly discloses this fact to all of its investors. The Adviser, however, is not in a position to confirm compliance with Section 28(e) by each Investment Manager – or even each Investment Manager actually claiming compliance with Section 28(e).

As you have requested and as is consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ John F. Cacchione

John F. Cacchione